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                                                                       EXHIBIT H

To: OAO "Vimpel-Commimications"
10 Ulitsa 8-Marta, Building 14
125083 Moscow Russian Federation

ATTENTION: JO LUNDER
Chief Executive Officer and General Director

30 May 2001

GUARANTEE NO. 41949

Dear Sirs,

We, OAO "Alfa-Bank", an open joint stock company organised and existing under the laws of the Russian Federation with our registered office at 7, Building One, Novatorov Street, 117421 Moscow, Russia, and acting on the basis of the general license for carrying out banking operations of the Central Bank of the Russian Federation No. 1326, dated 29 January 1998 (the "GUARANTOR"), at the request of, and for proper and lawful consideration from, Eco Telecom Limited, a company organised and existing under the laws of Gibraltar ("ECO TELECOM"), hereby issue in favour of you, OAO "Vimpel-Communications", an open joint stock company organised and existing under the laws of the Russian Federation with your registered office at 10 Ulitsa 8-Marta, Building 14, 125083 Moscow, Russian Federation (the "BENEFICIARY") our bank guarantee No. 41949 (the "GUARANTEE") as follows.

ARTICLE I PRELIMINARY MATTERS

WHEREAS the Beneficiary, Eco Telecom and Telenor East Invest AS, a company organised and existing under the laws of Norway, are parties to the Primary Agreement dated the same date herewith (the "PRIMARY AGREEMENT") pursuant to which each of Telenor East Invest AS and Eco Telecom has agreed to purchase certain shares of voting capital stock of the Beneficiary.


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WHEREAS Eco Telecom, the Beneficiary and Citibank N.A. (London Branch) are
parties to the Escrow Agreement dated as of the date hereof. Under the terms of the Escrow Agreement, Eco Telecom is to pay Fifty Million US Dollars (US$50,000,000) to account number 40702840400700474054 of the Beneficiary at Citibank T/O (OOO) (the "VIP DOLLAR ACCOUNT") in accordance with the transfer and payment instructions set forth on SCHEDULE C hereto (collectively the "INSTRUCTIONS").

WHEREAS capitalised terms used herein shall have the respective meanings assigned to them in the Primary Agreement unless otherwise defined herein, and the rales of interpretation set forth in Section 1.02 of the Primary Agreement shall apply to this Guarantee, as if set forth in full herein, mutatis mutandis. The headings contained in this Guarantee are for convenience of reference only, and do not form a part hereof and in no way interpret or construe the provisions hereof.

WHEREAS, in accordance with Section 2.03 (c)(i)(B) of the Primary Agreement Eco Telecom is obliged to pay to the Beneficiary Fifty-Three Million US Dollars (US$53,000,000) (the "GUARANTEED OBLIGATION").

WHEREAS to induce the Beneficiary to enter into and perform its obligations under the Primary Agreement and the documents executed and delivered by it in connection therewith (such documents, together with any other documents executed and delivered by any person or entity in connection therewith being, collectively referred to herein as the "RELATED AGREEMENTS"), the Guarantor has agreed to


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provide this Guarantee to the Beneficiary.

ARTICLE II GUARANTEE

2.1. The Guarantor hereby irrevocably and unconditionally guarantees to the Beneficiary the full and timely payment of the Guaranteed Obligation, and upon default by Eco Telecom in the full and timely payment of the Guaranteed Obligation, the Guarantor will pay to the Beneficiary by wire transfer of funds to the VIP Dollar Account in accordance with the Instructions on the third (3rd) Business Day after presentation of a demand notice in the form of EXHIBIT A hereto signed by one of the duly authorised officers as per authorised signatures card of the Beneficiary deposited with us (the "NOTICE OF DEMAND") any amount up to a maximum of Fifty-Three Million US Dollars (US$53,000,000). Your Notice of Demand must be accompanied by (a) an original written statement from the VIP Dollar Account for the period starting from the date of execution of this Guarantee and ending on the date of the Notice of Demand, confirming the amount, if any, paid into the VIP Dollar Account and (b) a final closing notice substantially in the form of EXHIBIT B, duly executed by Eco Telecom and the Beneficiary in accordance with the Escrow Agreement (the "FINAL CLOSING NOTICE"). As used in this Guarantee, "BUSINESS DAY" means any day other than a Saturday, a Sunday, or a day on which banks in any of London, England, Moscow, Russia, New York, USA and Oslo, Norway are authorised or obliged to close.

2.2. Except for interest under Article 2.7.


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below, our liability under this Guarantee shall in no event exceed the above maximum amount and shall automatically decrease by the amount of (i) any payment effected by us hereunder, and/or (ii) any payment received by the Beneficiary from Eco Telecom on account of the Guaranteed Obligation.

2.3. In the event that Russian Law does not permit the payments under this Guarantee to be made in the currency of the Guaranteed Obligation as set forth in Article II of the Primary Agreement, all payments due under this Guarantee shall be made to the Ruble account of the Beneficiary set forth in Schedule C in Russian Roubles at the exchange rate of the Central Bank of the Russian Federation as of the date immediately preceding the date of payment.

2.4. The liability of the Guarantor hereunder shall be unaffected by (a) any amendment or modification of the provisions of the Primary Agreement or any Related Agreement, (b) any extension of time for performance required thereby,
(c) except as expressly provided herein, the release of, or unenforceability against, Eco Telecom from performance or observance of the Guaranteed Obligation or any other obligation under the Primary Agreement or any Related Agreement, whether by operation of law or otherwise (other than by payment or performance, to the full extent required thereby, or by waiver by the Beneficiary), or (d) any bankruptcy, insolvency, reorganisation, arrangement, assignment for the benefit of creditors, receivership or trusteeship affecting Eco Telecom.


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2.5. To the extent permitted by applicable law the Guarantor hereby waives any and all legal requirements that the Beneficiary shall commence any arbitration or institute any action or proceedings at law or in equity against Eco Telecom, Eco Holdings Limited or CTF Holdings Limited, or exhaust its remedies against Eco Telecom, Eco Holdings Limited or CTF Holdings Limited, as a condition precedent to making demand under or bringing any action against the Guarantor under this Guarantee.

2.6. To the extent permitted by applicable law, the Guarantor hereby waives any right or claim of right to cause the Beneficiary to marshal Eco Telecom's assets or to cause the Beneficiary to proceed against any security for the Guaranteed Obligation before proceeding against the Guarantor.

2.7. In the event that the Guarantor fails to effect payment in full or in part within three (3) Business Days after the date of the Notice of Demand, interest shall accrue on the unpaid amount at a rate of fifteen percent (15%) per annum from the date of the Notice of Demand until the date of actual payment.

ARTICLE III TERM

3.1. This Guarantee and the Guarantor's obligations hereunder shall take effect immediately after the execution and delivery of the Primary Agreement on the date hereof and shall remain in effect until the earlier to occur of (i) the full discharge by Eco Telecom of the Guaranteed Obligation or (ii) 17:00 Moscow time on 31 December 2001.

3.2. In order to be effective, any Notice of Demand shall have been received by us no later than 17:00 on 31 December, 2001.


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ARTICLE IV REPRESENTATIONS AND WARRANTIES

The Guarantor represents and warrants to the Beneficiary as follows:

(a) Organisation. The Guarantor is a bank duly organised and validly existing under the laws of the Russian Federation and is licensed by the Central Bank of the Russian Federation, inter alia, to carry out operations in hard currency.

(b) Capacity and Authority. The Guarantor has all requisite corporate or other power and authority to execute and deliver this Guarantee and to perform its obligations hereunder. The execution and delivery by the Guarantor of this Guarantee, and the performance by the Guarantor of its obligations hereunder have been duly authorised by the Guarantor, and no other corporate or other action on the part of the Guarantor is required. This Guarantee has been duly executed and delivered by the Guarantor and constitutes the valid and binding obligation of the Guarantor, enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium or similar laws now or hereafter in effect, affecting the enforcement of creditors(1) rights generally.

(c) Validity of Guarantee. The execution, delivery and performance of this Guarantee by the Guarantor does not and will not (i) conflict with, or result in a breach of any provision of, the Guarantor's charter, or (ii) conflict with, result in a breach of any provision of, or constitute a default under, any agreement or instrument by which the Guarantor or any of its assets or


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properties is bound, or (Hi) conflict with, or result in a breach or violation of any law, regulation, decree or order by which the Guarantor or any of its assets or properties is bound, or (iv) require any authorisation, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any governmental, administrative, regulatory or judicial authority; except, in the case of clauses (ii), (iii) and (iv) above, where such conflicts, breaches, defaults or violations or such failure to obtain or make any such authorisations, consents, orders, permits, approvals, notices, filings, registrations or qualifications would not have a material adverse effect on the Guarantor or the ability of the Beneficiary to enforce this Guarantee.

(d) Legal Proceedings. There are no actions, suits, proceedings or arbitration pending or, to the knowledge of the Guarantor, threatened, against the Guarantor or any of its assets or properties that could reasonably be expected to result in the issuance of any writ, judgement, decree, injunction or similar order of any governmental or regulatory authority restraining, or prohibiting or making illegal the execution, delivery or performance by the Guarantor of this Guarantee.

ARTICLE V MISCELLANEOUS PROVISIONS

5.1. Notices. All notices, requests, and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission (except from the Notice of Demand, which shall be delivered in original) or sent by courier to the Guarantor or the Beneficiary, as applicable at the following addresses or facsimile numbers:


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If to the Guarantor, to:

OAO "Alfa-Bank"
12, Prospekt Ak. Sakharova
107078 Moscow
Russian Federation
Attention: Valery G. Lukin
Facsimile No.: + 7 095 755 5848

with a copy to:

HERBERT SMITH CIS LEGAL SERVICES
24 Korobeinikov Pereulok
119034 Moscow
Russian Federation
Attention: Vladimir Afonkin
Facsimile No.: + 7 095 363 6501

If to the Beneficiary, to:

OAO "Vimpel-Commimications"
10 Ulitsa 8-Marta, Building 14
125083 Moscow
Russian Federation
Attention: Jo Lunder
Chief Executive Officer and General Director
Facsimile No.: +7 095 755 3682

with a copy to:

AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
7 Gasheka Street, Ducat Place II
123 056 Moscow
Russian Federation
Attention: Melissa J. Schwartz
Facsimile No.: +1 095 974 2412

All such notices, requests and other communications will (a) if delivered personally against receipt to the address as provided in this Section 5.1, be deemed given upon delivery, (b) if delivered by facsimile transmission to the facsimile number as provided in this Section 5.1, be deemed given upon receipt, and (c) if delivered by courier in the manner described


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above to the address as provided in this Section 5.1, be deemed given upon confirmed receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice is to be delivered pursuant to this Section 5.1). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving written notice specifying such change to the other party.

5.2. Waiver. No waiver of any term or condition of this Guarantee shall be effective unless set forth in a written instrument duly executed by the Beneficiary and the Guarantor. No waiver of any term or condition of this Guarantee, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Guarantee on any future occasion.

5.3. No Other Beneficiary. The terms and provisions of this Guarantee are intended solely for the benefit of the Beneficiary.

5.4. Assignment: Binding Effect. All rights and benefits of the Beneficiary arising under this Guarantee or in connection therewith may be assigned and transferred by the Beneficiary to any third party only upon the prior written consent of the Guarantor. The Guarantor may not delegate its duties under this Guarantee without the prior written consent of the Beneficiary.

5.5. Governing Law: Jurisdiction: Waiver of Sovereign Immunity.

(a) This Guarantee shall be governed by


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and construed in accordance with the laws of the Russian Federation.

(b) Any and all disputes and controversies arising under, relating to or in connection with this Guarantee shall be settled in the Arbitrazh Court of the City of Moscow in accordance with applicable laws of the Russian Federation.

(c) The Guarantor hereby represents and acknowledges that it is acting solely in its commercial capacity in executing and delivering this Guarantee and in performing its obligations hereunder, and the Guarantor hereby irrevocably waives with respect to all disputes, claims, controversies and all other matters of any nature whatsoever that may arise under or in connection with this Guarantee and any other document or instrument contemplated hereby or thereby, all immunity it may otherwise have as a sovereign, quasi-sovereign or state-owned entity (or similar entity) from any and all proceedings (whether legal, equitable, arbitral, administrative or otherwise), attachment of assets, and enforceability of judicial or arbitral awards.

5.6. Invalid Provisions. If any provision in this Guarantee is or shall become invalid, illegal or unenforceable, this shall not affect or impair the validity, legality or enforceability of any other provision of this Guarantee.

5.7. Expenses. The Guarantor shall pay its own expenses and costs incidental to its negotiation, execution, delivery and performance of this Guarantee and shall not be responsible for the expenses and costs of the Beneficiary with respect to the same.


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5.8. Language. This Guarantee is made in the English and Russian language, both of which are equally authentic and valid. In the event of any discrepancy between the English and the Russian versions, the Russian version shall prevail.

IN WITNESS WHEREOF, we have caused this Guarantee to be duly executed on behalf of OAO "Alfa-Bank" as of the day and year first above written.


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By:  /s/ Leonard B. Vid
    -------------------------------
Name: Leonard B. Vid
Title: Chairman of Management Board




By:  /s/ Igor I. Akimushkin
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Name: Igor I. Akimushkin
Title: Chief Accountant


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